Value Line Mutual Funds

7 Times Square, 21st Floor

New York, NY 10036

212-907-1900

September 19, 2013

Mr. Jeff Long

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Value Line Mutual Funds (the “Registrants”)

Dear Mr. Long:

In response to your comments communicated to us by telephone on September 3, 2013, relating to the Registrants, please be advised of the following:

Comment 1

Provide the Tandy statement in the Registrants’ response letter.

Response 1

The Registrants understand that they are responsible for the adequacy and accuracy of the disclosure in filings that are the subject of this letter and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment 2

Value Line U.S. Government Securities Fund, Inc. should be marked as inactive on EDGAR.

Response 2

Value Line U.S. Government Securities Fund, Inc. has been marked as inactive on EDGAR.

Comment 3

When a Registrant files an amended report, updated certifications need to be filed with the amendment.

Response 3

Duly noted. In the future, updated certifications will be filed with an amendment.

Comment 4

Explain why Value Line Small Cap Opportunities Fund, Inc. (“VLSC”) and Value Line Asset Allocation Fund, Inc. (“VLAA”) filed amended reports in February 2013; in the future, when an amended report is filed, include a cover letter explaining the reason for the amendment.

Response 4

VLSC and VLAA filed amended semi-annual reports because the “Factors Considered by the Board in Approving Continuance of the Investment Advisory Agreement” had been omitted from the original N-CSR filing. In the future, when an amended report is filed, a cover letter will be included to explain the reason for the amendment.

Comment 5

Explain why the waivers of the 12b-1 fees for Value Line Larger Companies Fund, Inc. and The Value Line Fund, Inc. were modified or eliminated in July 2013.

Response 5

In accordance with the requirements of the Investment Company Act of 1940 (the “1940 Act”), the Boards of Directors (collectively, the “Board”) of The Value Line Fund, Inc., Value Line Larger Companies Fund, Inc. and Value Line Income and Growth Fund, Inc. (each, a “Fund” and collectively, the “Funds”), including a majority of the Board’s Directors who are not “interested persons,” as that term is defined in the 1940 Act (the “Independent Directors”), considered the continuance of each Fund’s Rule 12b-1 plan (each, a “Plan”) at in-person meetings held on June 12-13, 2013.  In considering whether the continuance of each Plan was in the best interests of the applicable Fund and its shareholders, the Board requested and EULAV Securities LLC. (the “Distributor”) provided such information as the Board deemed to be reasonably necessary to evaluate the terms of such Plan.  At meetings held throughout the year, including the meeting specifically focused upon the review of each Plan, the Independent Directors met in executive sessions separately from the non-Independent Director of the Funds and officers of the Distributor.  In selecting the Distributor and approving the continuance of each Plan, the Independent Directors relied upon the assistance of counsel to the Independent Directors.

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Among the factors considered by the Board and matters discussed with representatives of the Distributor, the Board discussed a proposal by the Distributor for the Board’s consideration to remove the Fund’s existing waivers, including (i) the rationale for the Funds’ existing waivers, including that the waivers were put in place at a time when the Distributor determined that it anticipated not utilizing the maximum amount of the Funds’ Rule 12b-1 fees and (ii) the potential benefits and anticipated costs to shareholders of removing the waivers as well as potential benefits to the Distributor and its affiliates.  The Board considered that amounts spent by the Distributor in activities intended to result in the sale of each Fund’s shares substantially exceeded the Rule 12b-1 fees received by the Distributor from such Fund in recent years.  The Distributor stated its expectation that amounts it will expend for distributing shares of each Fund would continue to exceed Rule 12b-1 fees received by the Distributor from such Fund for future periods and provided information regarding those anticipated expenditures.

The Directors, including the Independent Directors, determined, in the exercise of their reasonable business judgment and in light of their fiduciary duties under state law and Sections 36(a) and (b) of the 1940 Act and without identifying any single factor as all-important or controlling, that there is a reasonable likelihood that each Fund’s Plan will continue to benefit the Fund and its shareholders.  As part of that determination, the Directors, including the Independent Directors, determined (i) to eliminate the entire Rule 12b-1 fee waiver for The Value Line Fund, Inc. and (ii) to eliminate 15 bps of the 25 bps waiver for Value Line Larger Companies Fund, Inc. and (iii) not to remove any portion of the waiver on Value Life Income and Growth Fund, Inc. at that time.  The Board and the Distributor agreed the waivers could only be changed during their terms with the approval of the Independent Directors.

Comment 6

In the Annual Report, consider adding a line showing performance of the benchmark index in the 1-5-10 year chart (under “Performance Data”).

Response 6

In the future, we will consider including performance of the benchmark index.

Comment 7

In Note 1(I) of the Annual Report of The Value Line Fund, Inc., explain “calculated mark”. Was the Fund fully collateralized at December 31, 2012?

Response 7

The calculated mark is the collateral base +/- adjustment for the market movement in the securities on loan for that particular day. The Fund was fully collateralized at December 31, 2012.

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Comment 8

In Form N-CSR do not exclude items 5-10 but, in the future, include the items and state “not applicable” if that is the case.

Response 8

In the future, we will not exclude items 5-10 in Form N-CSR.

I trust that these responses adequately address your comments. Should you have any further questions or comments, please do not hesitate to contact me at 212-907-1827 or Peter Lowenstein at 212-907-1850.

Very truly yours,

/s/ Mitchell Appel

Mitchell Appel
President,
Value Line Mutual Funds

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